Commission File Number 001-31914

Exhibit 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twenty-second Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited

The twenty-second meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on May 7, 2018 by means of a written review and telecommunication voting. The directors were notified of the Meeting by way of a written notice dated May 2, 2018. All of the Company’s eleven directors attended the Meeting. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The following resolution was passed at the Meeting:

1.	The Proposal on Nominating the Candidate for Director of the China Life Pension Company Limited

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

May 7, 2018